LOWENSTEIN SANDLER LLP

1251 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10020

January 24, 2014

VIA EDGAR AND OVERNIGHT COURIER

Amanda Ravitz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. - Mail Stop 3561

Washington, D.C. 20549

Re:	Presbia Ireland, Limited

Draft Registration Statement on Form S-1

Submitted November 12, 2013

CIK No. 1591096

Dear Ms. Ravitz:

On behalf of Presbia Ireland, Limited (referred to as “Presbia” or as the “Company”), we hereby transmit via EDGAR for submission to the Securities and Exchange Commission (the “Commission”) the amended draft registration statement on Form S-1 (the “Amendment”) to the above-referenced draft registration statement on Form S-1 (the “Registration Statement”) relating to Presbia’s initial public offering. The Registration Statement has been revised in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in your letter (the “Comment Letter”) dated December 9, 2013, and to reflect other updating changes.

The Staff’s comments have been retyped in italics below, and are followed by responses based on information provided to us by Presbia. Unless otherwise specified, all page numbers referenced in our responses refer to the Amendment (as distinguished from page references in the Staff’s comments, which refer to the initially filed Registration Statement).

Prospectus Cover Page

1. The prospectus cover page should include only information most material to investors. Please remove the reference to “sole book-running manager” from the front cover page of the prospectus.

Response 1: The Company has removed the reference to “sole book-running manager” on the front cover page of the Amendment, as requested by the Staff.

Prospectus Summary, page 2

2. Please revise to highlight in your summary the disclosure on pages 14 and 15 concerning the foreign debris observations noted in third-party studies of your product. Please indicate the extent of the issue, your inability to determine the source and composition of the debris, and the impact or potential impact on your commercialization and regulatory approval efforts.

Response 2: The Company has revised the “Prospectus Summary” section of the Amendment to include the information requested by the Staff (see page 3). The Company has also updated the disclosures regarding foreign debris both in the Prospectus Summary and elsewhere in the text (see pages 3 and 14-16).

3. In light of your risk factor disclosures on pages 13-16, please tell us why you believe it is appropriate to disclose here and elsewhere in the prospectus that you believe there is minimal or limited risk of adverse side effects from use of your products. Please also balance your disclosure on page 2 concerning your internal 2012 evaluation with equally prominent disclosure of the third-party studies referenced on pages 14-16. Please expand your discussion concerning the results of your internal 2012 evaluation to address briefly the loss of distance visual acuity that you describe on page 94. Please also provide us with copies of your internal 2012 evaluation and the third-party studies that you reference in the prospectus.

Response 3: The Company believes that there is limited risk of adverse side effects from the use of its products. As noted in the Amendment, there was a low rate of post-operative adverse events in the Company’s 2012 post-market evaluation. Also, as noted in the Amendment, there was a low rate of post-operative adverse events in the third party clinical evaluation conducted in Japan, including one case of moderate foreign debris. At this time, although there have been additional observations of foreign debris, the Company is not aware of any additional adverse events reported with respect to foreign debris noted in the third party studies.

As a result of the foreign debris adverse event noted in the clinical evaluation conducted in Japan and the foreign debris observations noted in certain third parties studies, including the third party clinical evaluation conducted in Japan, the Company opened and is continuing a corrective action and preventative action investigation to assess possible sources of the foreign debris. At this juncture, the Company has not reached any final conclusions as to the source of the foreign debris noted in the third-party studies. The Company intends to conduct additional testing in order to attempt to reach a definitive conclusion regarding the cause and composition of the foreign debris noted in the third-party studies and regarding whether its microlens inserter causes the production of metal debris. As part of its ongoing risk mitigation efforts, the Company is continuing to develop a disposable inserter for its microlens, which will be followed by development of a pre-loaded inserter for the microlens. With respect to the Company’s staged pivotal clinical trial that will be conducted in the United States, each microlens inserter will only be used one time in order to mitigate the potential risk associated with galling of the components of the microlens inserter during insertion of the microlens.

With respect to the third-party studies noted in the Registration Statement and the Amendment, please note that the Company did not commission these studies or design, review or oversee the implementation of their protocols, and the Company has limited information with respect to the design and findings of such studies. Based on the limited information that the Company has with respect to such studies, it is unable to provide comparable disclosure with respect to the third-party studies as that provided for the Company’s 2012 evaluation. Notwithstanding the limited information that the Company has with respect to such studies, it has disclosed in the “Risk Factors” section of the Registration Statement and the Amendment any adverse events of which it is aware that were reported in any of the publicly-available information with respect to these third-party studies. One such adverse event noted in certain third-party studies is the presence of moderate foreign debris in a patient’s eye following implantation of the microlens. In the Amendment, the Company has noted such adverse event in the “Prospectus Summary” as requested by the Staff in Comment 2 above.

The Company has updated the “Prospectus Summary” section of the Amendment to address the loss of distance visual acuity in the operated eye, as requested by the Staff (see page 2).

Pursuant to Rule 418 (“Rule 418”), of the Securities Act of 1933, as amended (the “Act”), the Company is supplementally providing to the Staff under separate cover a copy of a summary of the Company’s 2012 evaluation under a request for confidential treatment. Pursuant to Rule 418, the Company is also supplementally providing the Staff under separate cover a copy of the publicly-available materials of which the Company is aware with respect to the third-party studies referenced in the Registration Statement and the Amendment.

4. Please revise to highlight your disclosure on page 11 indicating that you have budgeted $37.5 million for your first PMA application, your disclosure on page 77 indicating that that you do not expect that Presbia Holdings or your controlling shareholder will continue to fund your operations following the offering, and your disclosure on page 46 concerning the length of time that funds from the offering will support your operations.

Response 4: The Company has updated the “Prospectus Summary” section of the Amendment to include the information requested by the Staff (see page 3).

5. Please revise to highlight your disclosures on pages 24 and 99 that your products are not reimbursed by government or third-party payors and that commercialization will depend upon prospective patients’ ability to cover the cost of your lenses and implantation procedures.

Response 5: The Company has updated the “Prospectus Summary” section of the Amendment to make clear that although the Company believes that a direct patient pay model enables medical providers to avoid pricing pressure from private or governmental third-party payors, such a model depends on the patient’s ability to cover the costs of its microlens and the implantation procedure (see page 3).

6. We note your disclosures on page 47 and 173-176 regarding your belief that you may be a passive foreign investment company. Please revise your Summary to address your potential status as such. Without limitation, please highlight that U.S. holders may need to make important elections with the IRS and briefly explain when and how you will provide U.S. holders with the information necessary to make such decisions. Also, prominently highlight your disclosure on page 176 concerning the impact that an initial determination as to your status could have on U.S holders’ tax treatment in subsequent years.

Response 6: The Company has updated the “Prospectus Summary” section of the Amendment to include the disclosure requested by the Staff (see pages 3-4).

Risks Related to Our Business, page 4

7. We refer to your disclosure in the last risk factor on page 52 and in the last paragraph on page 115. Please revise this section to highlight your prospective status as a “controlled company.”

Response 7: The Company has updated the disclosure in the “Prospectus Summary” section of the Amendment to include the disclosure requested by the Staff (see pages 4-5).

Corporate History and Information, page 5

8. Please revise to disclose the purpose of the October 2013 restructuring referenced in the penultimate paragraph on page 5 as well as the purpose of the anticipated exchange transaction referenced in the final paragraph on page 5. Please also file the plan or agreement relating to this transaction. Refer to Regulation S-K Item 601(b)(2).

Response 8: The Company has updated the “Corporate History and Information” subsection of the Amendment to include the disclosure requested by the Staff (see page 5). Please note that the October 2013 restructuring was effected pursuant to many different agreements concurrently entered into by the Company and/or its subsidiaries, none of which individually is deemed material by the Company. Please note that the anticipated exchange transaction will be effected pursuant to a Contribution and Subscription Agreement to be entered into between Presbia Holdings and Presbia PLC, which agreement will be filed as Exhibit 10.1 to the Registration Statement.

Use of Proceeds, page 58

9. Please refer to Regulation S-K, Item 504 and revise the second paragraph on page 58 and elsewhere in your document, as appropriate, to disclose the approximate dollar amount of proceeds intended for each stated purpose.

Response 9: The Company has modified the “Use of Proceeds” section of the Amendment to disclose the approximate dollar amount range of proceeds intended for each stated purpose (see page 58).

Capitalization, page 60

10.	Please revise to remove cash and cash equivalents from your presentation of capitalization.

Response 10: Please note that the Company has updated the title of the subject chart in the Amendment which is now titled “CASH AND CAPITALIZATION” in order to clarify that the presentation includes cash and cash equivalents (see page 60). The Company believes that disclosure regarding cash and cash equivalents in the table will effectively present to investors the effect of the contemplated offering on the Company’s cash. The double underscore under the cash figure is intended to indicate to the reader that cash and cash equivalents are not included in the Company’s capitalization.

11. Please explain to us why you are only including the Euro ordinary shares in the “pro forma as adjusted” column and excluding the Euro ordinary shares from the “pro forma” column. Disclose the transaction that results in the issuance of these shares.

Response 11: The Company has updated the subject disclosure to include the 40,000 Euro ordinary shares in the “pro forma” column. The Euro ordinary shares will be issued in connection with the formation of Presbia PLC in order to satisfy statutory requirements for the incorporation of all Irish public limited companies. The Company has updated the “Corporate History and Information” subsection of the Amendment to disclose the transaction that will result in the issuance of the Euro ordinary shares (see page 5).

Emerging Growth Company Status, page 67

12. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response 12: The Company respectfully advises the Staff that there are no written communications that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Act. To the Company’s knowledge, there are no research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering contemplated by the Registration Statement. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, or published or distributed by any broker or dealer that is participating or will participate in the offering, the Company will supplementally provide copies to the Staff.

Stock-Based Compensation, page 73

13. Please disclose the aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range. Please include an updated discussion of each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet once you have determined your IPO price range.

Response 13: The Company has added disclosure under “Stock-Based Compensation” in the Amendment to address the Staff’s comment (see page 73). Please note that the Company does not currently know the price range for the initial public offering. The Company will include the estimated price range and the discussion requested by the Staff in this comment in its future filings when it determines the price range. Further, please refer to the responses to Comments 40, 41, 43 and 44 for further discussion regarding the valuation of the Presbia Holdings’ ordinary shares.

Revenue, page 75

14. Please revise your disclosures on pages 75 and 76 concerning revenues to clarify the reasons for the decreases relative to prior periods. To the extent the decline over the most recently completed and current fiscal years constitutes a material trend or uncertainty, please expand your disclosure to discuss.

Response 14: As requested by the Staff, the Company has added additional disclosure regarding the change in the Company’s sales and marketing strategy in 2012 to sell directly to high-volume refractive laser centers and in those distributor networks where such activity may be the only approved means of marketing its products into those foreign countries (see pages 75 and 76).

15. Please revise to identify here and elsewhere, as appropriate, the “specific foreign markets” on which you “have focused [y]our regulatory efforts.”

Response 15: The Company has included the disclosure requested by the Staff in the Amendment (see page 75).

Presbyopia Market, page 83

16. We note your inclusion here and in the prospectus summary of data regarding the global market opportunity for surgical treatment of presbyopia, the expected change in median age of the global population, the annual number of presbyopia-correcting surgeries performed globally, and expected increase in spending on devices, equipment and procedure fees. As your products are currently sold on a limited geographical basis, and in light of your disclosure on page 3 that you do not plan to submit clinical data to the FDA with a PMA application until 2017 such that it will be a number of years before you can commercialize your products in the United States, please tell us why you believe it is appropriate to include market data on a global basis. To the extent you provide market statistics and expected growth rates in your disclosure, please provide independent, objective support for these figures. Clearly mark the relevant sections of the information that support the data you include in the prospectus. If the data is provided by a third party, please revise to indicate the source of the data and tell us whether you commissioned the data for use in the registration statement.

Response 16: The Company believes that it is appropriate to present market data on a global basis in the Registration Statement in light of the fact that its goal, as prominently disclosed in the Registration Statement, is to become a leading provider of corneal inlay presbyopia-correcting treatment worldwide. Although the Company does not currently have marketing approval in every jurisdiction that is included in the global market data presented in the

Registration Statement, it prominently discloses that fact in the Amendment (see pages 1, 80 and 83). The Company continues to seek marketing approval in those strategic jurisdictions that it is targeting for commercialization, including the United States. The Company believes that it is important that potential investors understand that although the Company’s commercial activities are currently limited, the Company hopes to expand its commercial activities and to obtain the regulatory approvals necessary in connection therewith.

The Company will revise the Registration Statement to indicate the source of the data as requested by the Staff when the Company is prepared to make a public filing of the Registration Statement as the Company will then seek consent from such source in connection with such disclosure. At that time, the Company will also provide to the Staff, on a supplemental basis, independent, objective support from such source for these figures.

Our Solution, page 85

17. Please provide us with objective, independent support for all statements concerning the performance of your products, including without limitation the statements concerning performance contained on pages 2, 80 and 85-87.

Response 17: Pursuant to Rule 418, the Company is supplementally providing the Staff under separate cover with publicly-available third-party reports and articles supporting statements in the Amendment regarding the performance of its products. Please note that in order to expedite the Staff’s review, the Company has marked the materials so that the Staff can easily locate and review the relevant material.

18. To the extent that you compare your performance relative to competitors, please revise to specify the products or procedures to which you are comparing your products. We note, for instance, your statement on page 86 that your product facilitates better acuity in low light conditions “in comparison to some other surgical procedures,” but it is not clear to which other surgical procedures you are comparing your product. Also, in light of the disclosure on page 101 concerning your limited knowledge of the research and development efforts of your competitors, please explain to us how you determined that these comparisons accurately reflect the current state of the competitive technology.

Response 18: The Company has updated the disclosure in the Amendment to remove the referenced comparisons to non-specified competitive products and procedures.

Our Technology, page 87

19. We refer to your disclosure in the final sentence on page 88. Please tell us the percentage of patients that have been unable to adapt to the change in visual system such that they were not candidates for your lens treatment procedure.

Response 19: Based on the Company’s limited experience to date, approximately 40% of prospective patients who underwent monofocal contact lens correction in their non-dominant eye were unable to adapt to the change in the visual system and approximately 25% of prospective patients who underwent multifocal contact lens correction in their non-dominant were unable to adapt to the change in the visual system.

Evaluation Conducted Outside of the United States, page 91

20. Here and in your summary, as appropriate, where you discuss the results of evaluations undertaken “to evaluate the safety and effectiveness of [y]our microlens,” please disclose who undertook these studies and where specifically they were undertaken. Please also revise the summary to disclose the size of the study referenced there, as indicated on page 91.

Response 20: The Company has updated the Amendment to include the information requested by the Staff (see pages 2 and 91).

International Commercialization, page 97

21. Please revise to explain briefly the purpose of the “intent to market” letter, including what obligations the parties undertake and what consideration they offer.

Response 21: The Company has updated the disclosure in the Amendment to reflect recent changes to the Company’s commercialization strategy. The Company no longer utilizes an “intent to market” letter. The Company’s current entry strategy is to partner with high-volume refractive laser centers beginning with an evaluation agreement in which the laser center agrees to complete procedures on a limited number of patients and evaluate outcomes and, assuming a successful evaluation, commits to commercialize the Company’s microlens and complete a set number of procedures per annum (see page 98).

Sales and Marketing, page 99

22. We note your disclosure at the bottom of page 72. Please revise to explain whether you have any control over the prices charged by medical centers or physicians for your lens and for the procedure. Please also explain the advantages of becoming a Presbia-approved surgeon and Presbia-approved trainer.

Response 22: The Company has updated the disclosure in the Amendment to clarify that the Company does not have control over the prices charged by medical providers as well as to indicate the advantages of becoming a Presbia-approved ophthalmic surgeon or Presbia-approved trainer (see page 99).

Competition, page 101

23. Please refer to Regulation S-K, Item 101(c)(x) and revise your disclosure to address positive and negative factors pertaining to your competitive position relative to the three corneal surgical inlay competitors that you identify on page 101. In particular, please discuss, to the extent known, material differences between your technology and that of your competitors. Also, disclose, if known, the regulatory approval status of these competitors in the United States, including, as applicable, whether and when they received investigational device exemptions. Please also address your position relative to these competitors in the European marketplace.

Response 23: The disclosure in the Amendment has been updated to discuss each of the items noted by the Staff (see page 101).

Manufacturing, page 102

24. Please revise to identify the sole manufacturer of your microlens and the two manufacturers of your microlens inserter. Please also file as exhibits the agreements governing your manufacturing arrangements with these parties.

Response 24: The Company has updated the disclosure in the Amendment to identify the manufacturers of the microlens and microlens inserter, as requested by the Staff (see page 21).

The Company does not regard its arrangement with the manufacturer of its microlens to be material to the Company. In the event that the Company’s relationship with this manufacturer was terminated for any reason, the Company believes that it could find an alternative manufacturer of its microlens without a material adverse effect on the Company or a material disruption of its operations. In addition, the Company has constructed a manufacturing facility that it believes is scalable to meet future U.S. demand and can provide backup manufacturing capacity for non-U.S. sales, assuming that it receives all applicable regulatory registrations, approvals and certifications.

In addition, the Company does not regard its arrangements with the manufacturers of its microlens inserter to be material to the Company. In the event that its relationship with either of these manufacturers was terminated for any reason, the Company believes that it could find an alternative manufacturer without a material adverse effect on the Company or a material disruption of its operations.

Environmental Matters, page 110

25. Please include discussion of the laws related to hazardous materials as necessary, as disclosed in the risk “If we use biological and hazardous materials in a manner, page 28.”

Response 25: The disclosure in the Amendment has been updated to include the information requested by the Staff (see page 110).

Transactions with Presbia Holdings, page 128

26. We note your disclosure in the fourth paragraph on this page that since 2009 Presbia Holdings has funded your operations. Please revise to disclose material terms for each of the funding transactions that occurred during the period for which disclosure is required by Regulation S-K, Item 404.

Response 26: The disclosure in the Amendment has been updated to include the information requested by the Staff (see page 128).

Taxation, page 165

27. Counsel must opine as to all material tax matters and consequences. Please revise your disclosures on pages 165, 170, 172 and elsewhere, as applicable, where you currently indicate that each opinion is a “general summary” or is a “summary…of a general nature.”

Response 27: The disclosure in the Amendment has been updated to address the changes requested by the Staff (see pages 165-176).

Taxation in Ireland, page 165

28. The tax opinion regarding matters of Irish tax law should address and express a conclusion for each material tax consequence; however, we note that the opinion provides a conclusion as to what the consequences will be with respect to only the dividend withholding tax. Please have counsel revise the opinion to express a conclusion as to each material tax consequence described.

Response 28: The disclosure in the Amendment has been updated to provide definitive conclusions, where possible, as requested by the Staff (see pages 165-176). Please note that the tax position of individual shareholders depends on the facts and circumstances that are particular to each such shareholder, and accordingly, the tax disclosure is necessarily general in nature with respect to those matters.

29. Please note that counsel should state the tax consequences clearly rather than addressing what the consequences “should be,” “could be,” or “generally” are. For guidance, refer to Section III.C.1 of Staff Legal Bulletin No. 19 (Oct. 14, 2011) available at http://www.sec.gov/interps/legal/cfslb19.htm, and revise accordingly. Also, please have Lowenstein Sandler revise its opinion as to material U.S. federal income taxes to U.S. holders to address this comment.

Response 29: The disclosure in the Amendment has been updated to provide definitive conclusions, where possible, as requested by the Staff (see pages 165-176). Please note that the tax position of shareholders depends on the facts and circumstances that are particular to each such shareholder, and accordingly, the tax disclosure is necessarily general in nature for those matters.

Passive Foreign Investment Company Status and Related Tax Consequences, page 173

30. We note your disclosures on pages 175 and 176 that you and one or more of your subsidiaries “may be” PFICs. Please revise your disclosure here and on page 47 to state clearly whether you and your subsidiaries were PFICs in the last taxable year and discuss the reasons why you express uncertainty about your status for the current year and foreseeable tax years. We also note your disclosure on page 174 that you intend to provide U.S. holders with all necessary information on a timely basis if you are a PFIC with respect to any tax year. Please revise to disclose how you will know if you or your subsidiaries are a PFIC for a particular tax year. Will the IRS make the determination? Please disclose when the 2012 and 2013 status determinations will be rendered and how you intend to notify U.S. holders in a timely fashion. Please also revise the second paragraph on page 175 to explain any uncertainty as to whether your ordinary shares will be “marketable stock.”

Response 30: The disclosure in the Amendment has been updated to include the information requested by the Staff (see pages 173-175).

3.8% Medicare on Unearned Income, page 176

31. Please revise to describe briefly the holders who are required to pay the additional tax.

Response 31: The disclosure in the Amendment has been updated to include the information requested by the Staff (see page 176).

Index to Financial Statements, page F-1

32. Please disclose why you have not included the financial statements of the registrant, Presbia Ireland PLC.

Response 32: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as discussed in Note 1. Basis of Presentation and Description of Business, page F-10, Presbia PLC will be formed for the purpose of consummating an initial public offering. The Company has not yet formed Presbia PLC; therefore, the financial statements have not been included.

Combined Presbia Financial Statements

Note 1. Basis of Presentation and Description of Business, page F-10

33. We note that as a result of the October 2013 transactions and the planned transaction described in this filing, the company will have a different capital and tax structure and report earnings per share. Please discuss for us your consideration of the need to present pro forma financial statements to reflect the following:

•	The October 2013 restructuring wherein you established Presbia Ireland, Limited to directly or indirectly own 100% of your business, assets and subsidiaries and Presbia Holdings converted approximately $12 million of outstanding intercompany debt owed to Presbia Holdings into equity of Presbia Ireland, Limited and its subsidiaries.

•	The contribution by Presbia Holdings of all of the shares of Presbia Ireland, Limited, as well as all of the remaining indebtedness owed to Presbia Holdings by Presbia Ireland, Limited and its subsidiaries, to Presbia Ireland, PLC in exchange for ordinary shares of Presbia Ireland, PLC.

Response 33: The Company has included unaudited pro forma financial information in the interim financial statements of the “Combined Presbia Companies” (as defined in the Amendment), inclusive of Presbia Ireland, Limited, for the nine months ended September 30, 2013 to reflect the contribution by Presbia Holdings of all the direct and indirect ownership interests in its business, assets and subsidiaries to Presbia Ireland, Limited in October 2013. Furthermore, as only one share of Presbia Ireland, Limited was issued and outstanding as of September, 30, 2013, and as Presbia PLC has not yet been formed or its share capital determined definitively, the Company believes that the pro forma disclosure of net loss per share reflecting only Presbia Ireland, Limited would not be meaningful to the readers of the financial statements as such calculation would be equivalent to the net loss disclosed within the filed combined financial statements. Accordingly, the Company has included pro forma earnings per share captioning on the face of the combined statements of operations and comprehensive loss for the interim period financial statements included in the Amendment to reflect what the Company ultimately expects to disclose; however, the Company has omitted the share and per share amounts.

The Company respectfully advises the Staff that it intends to form Presbia PLC sometime after filing the Amendment and complete the planned Presbia PLC restructuring within close proximity, but prior to, effectiveness of the Registration Statement. As a result, the Company respectfully requests that the Staff permit the Company to exclude from the Amendment pro forma disclosures for the formation of Presbia PLC and the planned Presbia PLC restructuring, with the understanding that in a subsequent filing of an amendment to the Registration Statement, after formation of Presbia PLC, the Company will revise its financial statements and notes thereto to reflect the Presbia PLC restructuring (as described in the second bullet of Comment 33 of the Comment Letter) in the form of what would be issued upon conclusion of the restructuring, including a “to be issued” report of the Company’s independent registered public accounting firm, consistent with the Staff’s SEC Financial Reporting Manual, section 4710, Contingent Upon Future Event or Transaction (FRM 4710). The Company believes that this approach will provide the Staff and readers with “to be issued” financial statements of Presbia PLC, the ultimate registrant, ‘as if’ Presbia PLC was always the parent of Presbia Ireland, Limited and its subsidiaries. Such financial statements would include the capital structure of Presbia PLC, including details of the rights and preferences of the capital stock of Presbia PLC, in accordance with FASB ASC 505-10-50. Although the report of the Company’s independent registered public accounting firm would be in the “to be issued” state as described in FRM 4170, the Company anticipates that the only “blanks” in the financial statements and accompanying notes would be the date of the Presbia PLC reorganization, the number of shares outstanding, and related earnings per share data.

34. In this regard, we would expect any pro forma statements to include disclosure about the pertinent rights and privileges of your preferred shares, ordinary shares, and Euro ordinary shares similar to FASB ASC 505-10-50.

Response 34: Please note the capitalization disclosure of Presbia Ireland, Limited included in the notes to the balance sheet of Presbia Ireland, Limited on Page F-4 of the Amendment. Further, the Company refers the Staff to the Company’s response to Comment 33 discussing the formation of the ultimate registrant, Presbia PLC, and its proposed approach with respect to this matter. At this time, the Company does not know the rights and privileges of the shares of Presbia PLC.

Note 2. Summary of Significant Accounting Policies

Cash, page F-12

35. We note that you define cash equivalents as highly liquid investments with maturities less than 90 days. Please tell us how your policy considered the definition of cash equivalents in the FASB Master Glossary which refers to original maturities.

Response 35: The Company has updated the disclosure under Note 2, Summary of Significant Accounting Policies, to further clarify that cash equivalents are highly liquid investments with “original” maturities of less than 90 days (see page F-12).

Inventory, page F-12

36. We note that cost is determined on the FIFO basis and also at average cost. Please explain how you use both cost methods to value your inventory.

Response 36: The Company has updated the disclosure under Note 2, Summary of Significant Accounting Policies, page F-12, to further clarify that cost is determined based on a single method, “weighted average cost,” and the Company has deleted references to “FIFO basis.”

Revenue Recognition, page F-13

37. We note that you sell your products to distributors. Please revise your disclosure to summarize the significant terms of these arrangements with distributors, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations. Within your discussion, please explain if you grant price concessions to your distributors and, if so, how you account for price concessions. Refer to SAB Topic 13.B.

Response 37: The Company notes that revenues have not been significant to the Company. The Company has revised its disclosure under Note 2, Summary of Significant Accounting Policies, to summarize the significant terms of its distributor arrangements. In addition, the Company has expanded its disclosures to disclose its revenue recognition policies related to sales to high-volume refractive laser centers which commenced in 2013.

38. We note that you recognize revenue “in most instances” on goods shipped directly to your customer at the time of shipment and payment in advance. Please revise this note to explain at what point you recognize revenue related to the transactions whereby you do not recognize revenue upon shipment and payment in advance to your customer.

Response 38: The Company has revised its disclosure under Note 2, Summary of Significant Accounting Policies, to further clarify that historically, “all” revenues during the period from June 29, 2007 (date of inception) to December 31, 2012 have been recognized upon shipment and payments are either paid in advance or net 45 days for lenses and net 14 days for accessories. The Company notes that it still in the development stage and is still developing its sales models and customer arrangements. Accordingly, with respect to future revenues, recognition will be determined based upon analysis of each customer arrangement.

39. If revenues from transactions with a single external customer amount to 10 percent or more of your revenues, please disclose the total amount of revenues from each such customer. Refer to FASB ASC 280-10-50-42.

Response 39: The Company respectfully acknowledges the Staff’s comment and advises the Staff that with respect to the periods presented, the Company had one distributor for each foreign country; therefore, each major customer represents an individual foreign country. Accordingly, the Company has revised its disclosure under in Note 9, Operating Segments and Geographic Information, page F-20, to clarify that each country represented an individual customer for the period presented.

Note 7. Stock Options

Employee Stock Awards, page F-17

40. You disclose that you performed a valuation study to determine the fair value of your parent’s common stock. Please disclose the method of valuation and summarize any significant assumptions. Refer to FASB ASC 718-10-50.

Response 40: The Company has updated the disclosure in Note 7, Stock Options, Employee Stock Awards, on page F-17, to disclose the method of valuation and summarize significant assumptions.

Non-Employee Stock Awards, page F-17

41. Please disclose the method of estimating the fair value of the stock options granted as well as the underlying significant assumptions. Refer to FASB ASC 718-10-50.

Response 41: The Company has updated the disclosure in Note 7, Stock Options, Non-Employee Stock Awards on page F-17, to disclose the method of estimating the fair value of the stock options granted and summarize significant assumptions.

Note 9. Operating Segments and Geographic Information, page F-19

42. Please revise your filing to disclose your basis for attributing revenues from external customers to individual countries. Refer to FASB ASC 280-10-50-41(a).

Response 42: The Company has updated the disclosure in Note 9, Operating Segments and Geographic Information, page F-20, to further clarify that revenues from external customers to individual countries are allocated based on the location of the customer.

Note11. Subsequent Events, page F-21

43. With respect to the replacement stock options granted in October 2013, please revise your filing to disclose the valuation method used as well as significant assumptions and the period over which you will recognize the amount. Also quantify the amount of the additional stock-based compensation expense.

Response 43: The Company has updated the disclosure in Note 12, Subsequent Events, page F-23, to include the valuation method used, the significant valuation assumptions, and to address the issue of additional stock-based compensation expense.

44. Please provide similar disclosure for the new stock options granted to your employees and the restricted stock awards granted to your president and board members.

Response 44: The Company has updated the disclosure in Note 12, Subsequent Events, page F-23-F-24, to include the valuation method used and the significant assumptions that are consistent with those described in the Company’s responses to Comments 40 and 41.

Exhibits

45. We refer to your disclosure on page 128 concerning accounting and management services provided by Orchard Capital and on page 129 concerning consulting agreements with Mr. Loshitzer and/or his affiliates. Please refer to Regulation S-K, Item 601(b)(10)(ii)(B) and file these agreements as exhibits.

Response 45: The Services Agreement, dated as of January 1, 2011, between PresbiBio, LLC and Orchard Capital Corporation has been filed as an exhibit to the Amendment.

Please note that the Company has not filed the consulting agreements with the affiliates of Mr. Loshitzer pursuant to Item 601(b)(10)(i) as both such agreements were terminated prior to the submission of the Registration Statement, neither of such agreements are to be performed in whole or in part after the submission of the Registration Statement and each such agreement was entered into more than two years before the submission of the Registration Statement.

Please call the undersigned (212-204-8697) or my colleague Michael Lestino (973-597-6244) if you wish to discuss any of the Company’s responses to the Comment Letter.

Very truly yours,

/s/ Peter H. Ehrenberg

cc:	Mr. Zohar Loshitzer

Donald J. Murray, Esq.

Matthew T. Gehl, Esq.

Michael B. Lestino, Esq.